UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

MONTEREY GOURMET FOODS, INC.

(Name of Subject Company)

MONTEREY GOURMET FOODS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

612570101

(CUSIP Number of Class of Securities)

Eric C. Eddings

Chief Executive Officer

Monterey Gourmet Foods, Inc.

1528 Moffett Street

Salinas, California 93905

(831) 753-6262

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert W. Shapiro, Esq.

Shapiro Buchman Provine LLP

1333 No. California Blvd., Suite 350

Walnut Creek, California 94596

(925) 944-9700

and

Gary D. Gilson, Esq.

Husch Blackwell Sanders LLP

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

(816) 983-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 3 (this “Amendment No. 3”) further amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on November 10, 2009 (as amended from time to time, the “Schedule 14D-9”) by Monterey Gourmet Foods, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer which was commenced by Pulmuone Cornerstone Corporation, a Delaware corporation (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (together with the Common Stock, the “Shares”), at a price of $2.70 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. The Offer was made in connection with the Agreement and Plan of Merger, dated as of October 8, 2009 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Pulmuone U.S.A., Inc., a California corporation and Purchaser’s sole stockholder (“Parent”), Purchaser and the Company, a copy of which is attached as Exhibit (e)(1) to the Schedule 14D-9.

The information in this Amendment No. 3 is incorporated by reference to all of the applicable items in the Schedule 14D-9, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.

You should read this Amendment No. 3 together with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by adding the following:

“Expiration of the Offer

“The Offer expired at 12:00 midnight, Eastern Time, on Thursday, December 10, 2009. Based on information from the Depositary, as of 12:00 midnight, Eastern Time, on Thursday, December 10, 2009, a total of approximately 14,461,736 Shares were validly tendered and not withdrawn pursuant to the Offer (including approximately 200,934 Shares subject to guaranteed delivery procedures). These Shares, together with the Shares beneficially owned by Parent, Purchaser or their respective subsidiaries, represent approximately 86.1% of the Company’s outstanding Shares.

The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All Shares that were validly tendered in the Offer and not withdrawn have been accepted for payment, and Purchaser will pay for all such Shares promptly.

On December 11, 2009, Parent and the Company issued a joint press release announcing that Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn prior to the Expiration Date. The full text of the press release is attached as Exhibit (a)(5)(C) to this Schedule and is incorporated herein by reference.

Pursuant to the Merger Agreement, Parent intends to effect a short-form merger as promptly as practicable, without the need for a meeting of the Company’s stockholders. In the Merger, Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent. At the Effective Time of the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares that are held in the treasury of the Company, Shares owned by Parent, Purchaser or any of their respective wholly owned subsidiaries and Shares held by dissenting stockholders who properly exercise appraisal rights under the DGCL) will be converted into the right to receive $2.70 net in cash, without interest and subject to any required withholding taxes.”

ITEM 9. EXHIBITS

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(C)	Joint Press Release, dated December 11, 2009, of Parent and the Company regarding expiration of the Offer (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO/A filed on December 11, 2009).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2009	MONTEREY GOURMET FOODS, INC.

	By:	/s/ Eric C. Eddings
	Name:	Eric C. Eddings
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 10, 2009.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(2)*	Letter to Stockholders from the Chairman of the Board of the Company, dated November 10, 2009.

(a)(5)(A)*	Form of Summary Advertisement, dated November 10, 2009.

(a)(5)(B)*	Press Release, dated October 8, 2009, of the Company regarding execution of the Agreement and Plan of Merger.

(a)(5)(C)	Joint Press Release, dated December 11, 2009, of Parent and the Company regarding expiration of the Offer (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO/A filed on December 11, 2009).

(e)(1)*	Agreement and Plan of Merger, dated as of October 8, 2009, by and among Parent, Purchaser and the Company.

(e)(2)(A)*	Employment Agreement, dated as of September 15, 2006, by and between the Company and Eric C. Eddings.

(e)(2)(B)*	Form of Change in Control Severance Agreement.

(e)(3)*	Confidentiality Agreement, dated as of May 27, 2009, by and between the Company and Pulmuone Holdings.

(g)(1)*	Section 262 of the Delaware General Corporation Law.
*	Previously filed.